Exhibit 99.1

NEWS RELEASE

Alamos and Orsa Announce Results of Orsa Shareholder Vote

TORONTO, ON – September 11, 2013. Alamos Gold Inc. (“Alamos”) (TSX:AGI) (NYSE:AGI) and Orsa Ventures Corp. (“Orsa”) (TSX.V:ORN) are pleased to announce that an overwhelming majority of Orsa shareholders who voted today at Orsa’s Special Meeting of Shareholders (the “Meeting”) have voted to approve the plan of arrangement pursuant to which Alamos will acquire all the issued and outstanding common shares of Orsa (the “Arrangement”). Over 98% of the securities voted at the Meeting were voted in favor of the special resolution approving the Arrangement.

Pursuant to the terms of the Arrangement, Orsa shareholders will receive C$0.10 in cash for each common share of Orsa held. The transaction values Orsa’s equity at approximately C$3.5 million on a fully diluted in-the-money basis.

Orsa’s application to the Supreme Court of British Columbia to obtain the final court order approving the Arrangement is scheduled for Thursday, September 12, 2013. Assuming court approval is obtained and that all other conditions to the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or about September 13, 2013.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of sustainable development. Alamos has approximately $445 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of September 10, 2013, Alamos had 127,508,986 common shares outstanding (138,248,848 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

About Orsa

Orsa is a junior exploration company focused on advancing its precious metal properties located in the Western United States, including the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

..

FOR FURTHER INFORMATION, PLEASE CONTACT:

Orsa Ventures Corp. Linda E. Thorstad President and Chief Executive Officer (604) 608-6680 www.orsaventures.com	Alamos Gold Inc. Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439 www.alamosgold.com

2